FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  February, 2009

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

February 3, 2009

Minco Silver Corporation is pleased to summarize its 2008 exploration program on its properties including the Changkeng Gold and Longnan Gold Project and to announce the company’s 2009 plan.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated February 3, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Ken Cai

Date:  February 3, 2009

Ken Cai

President & Chief Executive Officer

Exhibit 2.1

TSX: MMM NYSE Alternext US: MGH FSE: MI5
For Immediate Release	February 3, 2009

NEWS RELEASE

MINCO GOLD: PROGRESS IN 2008 AND PLAN FOR 2009

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/NYSE Alternext US:MGH/FSE:MI5)  provides a corporate update on progress made during 2008 and outlines the Company’s plans for 2009.  The Company made significant progress on the Changkeng Gold project and the Longnan Properties. Minco Gold also conducted a general review of its project portfolio to enable a more focused approach on its core assets.  A summary of progress made during 2008 is summarized below:

Changkeng Gold Project

In early 2008, the Company received all required government approvals to advance the Changkeng Gold project including a business licence granted to Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”), a cooperative joint-venture to explore and develop the Changkeng Gold property.  A 100% interest in the exploration permit (the “Changkeng Exploration Permit”) was successfully transferred to Mingzhong and approved by the Ministry of Land and Resources. Minco Gold holds a 51% equity interest in Mingzhong.

In March, the Company reported an NI 43-101 resource estimate for the Changkeng Gold project completed by P&E Mining Consultants Inc. of Brampton, Ontario. The deposit contains an indicated resource of 2.1 million tonnes @ 5.61 g/t gold (“Au”) for a total of 379,000 oz contained gold and an inferred resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au.

The Company conducted a comprehensive exploration program on the project including approximately 12,000 metres of diamond drilling in 61 holes, preliminary metallurgical testing, and a hydrological & geotechnical assessment on the project. All the field related works were completed toward the 2008 year end.

Minco Gold will soon release the results from the drill program completed on the Changkeng Gold project when check assays have been received. The Company has also engaged P&E Engineering to complete an updated resource estimation.

Longnan Gold Projects

Minco Gold owns a 100% interest in 12 exploration permits in the Longnan region within the southwest Qinling gold field located in Gansu Province, China.  Although an earthquake severely impacted the region, halting the exploration programs, the Company did resume field activities within the three main areas when it was safe to so.  A trenching program on the Yangshanli property was completed in April and returned encouraging results. A bedrock sourced gold anomalous area was identified covering approximately 1.6 kilometres long by 300 metres wide.  The Company conducted an IP survey over the area and a number of prospective drill targets were generated.

Other work carried out within the Longnan area included field mapping, sampling and trenching the Xicheng East property in areas of previously defined geochemical anomalies and mineralized areas that were discovered in 2007. This resulted in mineralized structures and trends being extended along strike with 0.5 or 1.0 metre wide channel sample results ranging from 0.28 to 1.85 % Pb in one area and 1.67 g/t Au, 10 g/t Ag and 0.43 % Pb in another favourable target area.  Regional field sampling and mapping was carried out in the Yejiaba properties over areas of geochemical anomalies and identified structural trends.  Individual grab samples from geologically favourable areas returned values up to 4.29 g/t Au, 137 g/t Ag and 13% Sb.

Other Projects

The Company conducted exploration programs on its Gobi Gold project, Gold Bull Mountain project, and Xiaoshan project during the first half of 2008. Given severe downturn in the financial markets experienced during the second half of 2008, the Company suspended exploration programs on those projects after a detailed review of the exploration data to save cash. The Company intends to dispose of the non-core properties or revisit them when the market improves.

Minco Gold elected to sell the BYC project for RMB7.0 million (approximately C$1.27 million) to recover all the historical exploration expenditures on the property. Additionally, three small areas in Longnan region were sold for RMB 2.95 million (approximately $530,000).

2009 Plan

The current economic environment has prompted the Company to cut back activities within Canada and China.  Minco Gold has implemented a focussed approach on its prime assets and stopped or suspended work on non-core properties to preserve its treasury.

The main focus of the Company in 2009 will be on the permitting of the Changkeng Gold project and further exploration on the Longnan projects where field programs have been planned for the higher potential areas and a drill program has been prepared for the Yangshanli property to follow up on the discovery made during 2008.  Field work will also be conducted in the Yejiaba and Xicheng areas.

In January of 2009, Ms. Ellen Wei was appointed the Company’s Controller replacing Ms. Fiona Zhou. Ms. Wei’s qualifications include an AICPA designation in the United States and a CPA designation in China. Ms. Wei has 10 years experience with a major Chinese auditing firm and 3 years with Ernst & Young respectively. Ms. Wei has worked with the Minco Group for 4 years in the capacity of CFO for Minco Mining (China) Ltd. She was the former Controller of Dragon Pharmaceuticals Inc., a listed company for 2.5 years.

Minco Gold would also like to announce that Mr. Garnet Clark has resigned as Chief Financial Officer. The Company would like to thank Mr. Clark and Mrs. Zhou for their valuable contributions and wishes them well in their future endeavours.

Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Gold, has reviewed this news release and is the Qualified Person responsible for verification and quality assurance of the company's exploration data and analytical results.

About Minco Gold

Minco Gold Corporation (TSX:MMM/NYSE Alternext US:MGH/FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties. The Company owns an exploration property portfolio covering more than 1,000 square kilometres of mineral rights in China. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

President & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.